Skadden, Arps, Slate, Meagher & Flom llp
155 NORTH WACKER DRIVE CHICAGO, ILLINOIS 60606 —————— September 28, 2009
FIRM/AFFILIATE OFFICES
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BOSTON HOUSTON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, D.C. WILMINGTON
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BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO VIENNA
Mr. Larry Greene
Senior Counsel
Securities and Exchange Commission
Office of Investment Management
100 F Street, N.E.
Washington, DC 20549
RE: Van Kampen Money Market Fund
File Numbers 811-02482 and 002-50870
Dear Mr. Greene:
     Thank you for your telephonic comments regarding the registration statement on Form N-1A filed on September 22, 2009 by Van Kampen Money Market Fund (the “Registrant”) under the Securities Act of 1933, as amended (“Securities Act”) and the Investment Company Act of 1940, as amended (“1940 Act”). On behalf of the Registrant, we have provided our response to your comments below. Where changes were necessary in response to your comments, they are reflected in Post-Effective Amendment No. 55 to Registrant’s Registration Statement which will be filed under the Securities Act and the 1940 Act via IDEA on or about September 28, 2009.

General

Comment 1	We remind all registrants of the obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Response 1	The Registrant acknowledges the obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Prospectus

Comment 2	In the section entitled “Summary — Fees and Expenses of the Fund,” please confirm that all footnotes therein are either required or permitted by Form N-1A.

Response 2	The Registrant confirms to the Staff that the footnotes that appear after the Fees and Expenses of the Fund are permitted by Form N-1A.
Comment 3	In the section entitled “Summary — Fees and Expenses of the Fund,” note that for any line item where “none” appears across all columns, the Registrant may delete the line item. In addition, please confirm that (i) the fee waiver and/or expense reimbursement will continue for at least one year and (ii) footnote 3 conforms with Instruction 3(e) to Item 3 of Form N-1A, which requires that a fund briefly describe who can terminate the waiver arrangement and under what circumstances.
Response 3	The Registrant acknowledges that it may delete any line item where “none” appears across all columns, but opts to retain such line item. The Registrant confirms that the fee waiver and/or expense reimbursement to the extent that total expenses exceed total income on a daily basis will continue for at least one year. The Registrant has revised the disclosure in footnote 3 to describe under what circumstances the fee waiver can be terminated.
Comment 4	In the section entitled “Summary — Comparative Performance,” please confirm that the footnotes therein are either required or permitted by Form N-1A.
Response 4	The Registrant has moved the disclosure appearing in the footnote of such section to the first paragraph in that section.
Statement of Additional Information

Comment 5	In the section entitled “Investment Restrictions,” investment restriction number 1 states that the Fund shall not
“[p]urchase any security which matures more than two years from the date of purchase. As set forth under “Investment Objective, Principal Investment Strategies and Risks” in the Prospectus, the Fund’s operating policy is not to purchase any security having a remaining maturity of more than 13 months.” Please move the emphasized sentence to the section entitled “Investment Restrictions — Non-Fundamental Policy,” unless such sentence is intended to be part of the fundamental policy.
Response 5	The disclosure emphasized is not intended to be part of the fundamental policy in investment restriction number 1. The Registrant has added the disclosure as requested under the section entitled “Investment Restrictions — Non-Fundamental Policy.”
Comment 6	In the section entitled “Investment Restrictions,” investment restriction number 9 states that the Fund shall not
“[l]end its portfolio securities in excess of 10% of its total assets, both taken at market value provided that any loans shall be in accordance...”. Please explain the purpose of the term “both” herein.

Comment 6	The Registrant’s use of the term “both” refers back to both the “portfolio securities” being lent and the “total assets” and the Registrant respectfully believes that no changes are necessary.

Comment 7	In the section entitled “Investment Restrictions,” investment restriction number 13 states that the Fund shall not “[p]urchase or retain securities of any issuer if those officers or directors of the Fund or its investment adviser who own beneficially more than 0.05% of the securities of such issuer, together own more than 5% of the securities of such issuer.” With respect to the use of the term “directors,” if this Registrant is organized as a statutory trust, please change the term “directors” to “trustees.”

Response 7	The Registrant was originally organized as a corporation under the laws of the State of Maryland and as such, the term “director” was originally used within its prospectus and statement of additional information, including in its investment restrictions. When the Registrant was reorganized as a statutory trust under the laws of the State of Delaware in 1995, the Registrant did start naming trustees, in lieu of directors, and the Registrant has made the requested change.

Comment 8	In the section entitled “Investment Restrictions,” investment restriction number 19 states that the Fund shall not “invest more than 25% of the value of its total assets in securities of issuers in any particular industry...”. Please revise the policy to state that the Fund shall not invest 25% or more of the value of its total assets in securities of issuers in any particular industry....

Response 8	The Registrant respectfully submits that it has adopted a non-fundamental operating policy that it shall not “invest 25% or more of its total assets in securities of issuers in any one industry...”. Such disclosure is located in the section entitled “Investment Restrictions — Non-Fundamental Policy.”
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     In connection with the effectiveness of the Registration Statement, the Registrant acknowledges that the disclosure included in the Registration Statement is the responsibility of the Registrant. The Registrant further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Registrant will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions concerning our responses to your comments, please direct them to Elizabeth Nelson at (630) 684-6301 or the undersigned at (312) 407-0863.

Sincerely,
/s/ Charles B. Taylor

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